SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number: 001-37925

GDS Holdings Limited

(Registrant’s name)

F4/F5, Building C, Sunland International

No. 999 Zhouhai Road

Pudong, Shanghai 200137

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

EXHIBITS

99.1	Press release — GDS to Hold Annual General Meeting on June 25, 2026

99.2	Notice of Annual General Meeting

99.3	Proxy Statement for Annual General Meeting

99.4	Proxy Card for Annual General Meeting

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GDS Holdings Limited

Date: June 2, 2026	By:	/s/ William Wei Huang
	Name:	William Wei Huang
	Title:	Chief Executive Officer

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